Exhibit 99.7

Date: May 14, 2025

RE: Meeting of the shareholders of [Issuer name] to be held on [date] (the “Meeting”)

I (name of officer), the (state office held) of (Issuer name) hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;
(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and
(c)	[Issuer name] is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ Kevin Barnes
Signature of officer and position